FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of November 2003

Commission File Number: 333-13580

                        Telefonos de Mexico, S.A.de C.V.
           (Exact Name of the Registrant as Specified in the Charter)
                              Telephones of Mexico
                 (Translation of Registrant's Name into English)

                                 Parque Via 190
                               Colonia Cuauhtemoc
                         Mexico City 06599, Mexico, D.F.
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form

                Form 20-F...X...                 Form 40-F......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                            ----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                            ----

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes .....                        No..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                    --------------------

                          Report dated November 21, 2003


                                 [TELMEX LOGO]


                        Telefonos de Mexico, S.A. de C.V.



          We have prepared this report to provide our investors with disclosure regarding recent developments in our business and results of operation for the nine months ended September 30, 2003.

          The information in this report updates information contained in our annual report on Form 20-F for the year ended December 31, 2002 (File No. 1-10749), filed with the Securities and Exchange Commission on June 25, 2003.

          The financial information appearing in this report is derived from our interim financial statements. Our financial statements are prepared in accordance with generally accepted accounting principles in Mexico, or Mexican GAAP, which differ in certain respects from U.S. GAAP. Mexican GAAP requires restatement of all financial statements in constant Mexican pesos as of the date of the most recent balance sheet presented. All financial information presented in this report is accordingly stated in constant pesos with purchasing power as of September 30, 2003.

          As a result of Mexican inflation during the first nine months of 2003, the purchasing power of one peso as of December 31, 2002 is equivalent to the purchasing power of 1.0230 pesos as of September 30, 2003. Accordingly, the unaudited condensed consolidated interim financial statements and financial information appearing in this report are not directly comparable to our audited financial statements contained in our 2002 Form 20-F, because they are stated in constant pesos as of different dates.

          This report contains forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. For information on factors that could cause our actual results to differ from expectations reflected in forward-looking statements, see "Item 3-Key Information-Risk Factors" in our 2002 Form 20-F.

                               RECENT DEVELOPMENTS

Results of Operations for the Nine-Months Ended September 30, 2003 and 2002

          The following discussion should be read in conjunction with our audited consolidated financial statements and "Item 5--Operating and Financial Review and Prospects" contained in our 2002 Form 20-F and our unaudited condensed consolidated interim financial statements contained in this report. Our financial statements are prepared in accordance with Mexican GAAP, which differ in certain respects from U.S. GAAP. See Note 18 to our audited consolidated financial statements and Note 13 to our unaudited condensed consolidated interim financial statements.

          Summary of Operating and Net Income

          In the table below we set forth our operating revenues, operating costs and expenses (each expressed as a percentage of total operating revenues) and operating income as well as our comprehensive financing cost, provisions and net income for the first nine months of 2003 and 2002.

                                                                  Nine-months ended September 30,
                                           ----------------------------------------------------------------------------------
                                                            2002                                    2003
                                           ----------------------------------------------------------------------------------
                                           (millions of constant   (percentage of     (millions of constant    (percentage of
                                                pesos as of           operating            pesos as of           operating
                                            September 30, 2003        revenues)        September 30, 2003)        revenues)
                                           ----------------------------------------------------------------------------------

Operating revenues
   Local service...........................    Ps.  40,677                 47.7%            Ps.  39,885              46.8%
   Domestic long distance service..........         21,941                 25.7                  22,520              26.4
   International long distance service.....          7,578                  8.9                   6,399               7.5
   Interconnection service.................         11,719                 13.7                  12,978              15.2
   Other...................................          3,386                  4.0                   3,485               4.1
                                               -----------          -----------             -----------        -----------
       Total operating revenues............         85,301                100.0                  85,267             100.0
                                               -----------          -----------             -----------        -----------
Operating costs and expenses:
   Cost of sales and services..............         19,461                 22.8                  19,845              23.3
   Commercial, administrative and general..         12,194                 14.3                  12,803              15.0
   Interconnection.........................          8,685                 10.2                   9,103              10.7
   Depreciation and amortization...........         15,474                 18.1                  14,969              17.5
                                               -----------          -----------             -----------        -----------
       Total operating costs and expenses..         55,814                 65.4                  56,720              66.5
                                               -----------          -----------             -----------        -----------
Operating income...........................         29,487                 34.6%                 28,547              33.5%
                                               -----------          -----------             -----------        -----------
Comprehensive financing cost:
   Interest income.........................           (816)                                      (2,578)
   Interest expense........................          4,843                                        4,310
   Exchange loss, net......................          3,903                                        2,128
   Monetary gain, net......................         (2,164)                                      (1,062)
                                               -----------                                  -----------
                                                     5,766                                        2,798
                                               -----------                                  -----------
Income before income tax and employee
   profit sharing..........................         23,721                                       25,749
Provisions for:
   Income tax..............................          6,654                                        7,244
   Employee profit sharing.................          2,304                                        1,775
                                               -----------                                  -----------
                                                     8,958                                        9,019
                                               -----------                                  -----------
Income before equity in results of
   affiliates..............................         14,763                                       16,730
Equity in results of affiliates............           (150)                                        (137)
                                               -----------                                  -----------
Net Income.................................    Ps.  14,613                                  Ps.  16,593
                                               ===========                                  ===========

          Local Service Revenues

          Revenues from local service in the first nine months of 2003 decreased by 1.9% compared with the same period in 2002. The decrease was attributable to lower real rates, partly offset by the increase in the use of the digital services by our customers and the increase in lines in service, which totaled 15,356 thousand at September 30, 2003, compared to 14,158 thousand at September 30, 2002.

          Domestic Long Distance Revenue

          Revenues from domestic long distance in the first nine months of 2003 increased by 2.6% as compared to the same period of 2002. The increase was due to increased traffic and growth in demand for Internet services, partly offset by lower real rates. The number of billed minutes increased by 9.4% to 11,613 million in the first nine months of 2003 from 10,616 million in the first nine months of 2002.

          International Long Distance Revenues

          Revenues from international long distance for the first nine months of 2003 decreased by 15.5% compared to the same period in 2002. Billed minutes declined by 22.5% to 3,108 million in the first nine months of 2003 compared to 4,010 million in the first nine months of 2002. The decrease was primarily due to lower incoming billed traffic, which we believe is attributable to illegal bypass practice, and lower growth in traffic billed in Mexico.

          Revenues from Interconnection

          Revenues from interconnection in the first nine months of 2003 increased by 10.7% compared to the same period in 2002. This increase was due to growth in "calling party pays" minutes and greater minutes billed from long distance carriers.

          Other Revenues

          Other revenues in the first nine months of 2003 increased by 2.9% compared to the same period in 2002. The increase was principally due to higher sales of telecommunications equipment and accessories, which was partly offset by lower revenues from yellow pages advertising and sales of unused materials.

          Operating Costs and Expenses

          Operating costs in the first nine months of 2003 were 1.6% higher than in the first nine months of 2002. Cost of sales and services was 2.0% higher, due to increased pension and seniority premiums, a higher volume of sales of telecommunications equipment and accessories and increased electricity rates. Commercial, administrative and general expenses were 5.0% higher due to increased expenses related to increased statutory social security contributions, collections and marketing. Interconnection cost increased 4.8% due primarily to the increase of traffic from our network to the network of cellular operators as a result of the growth in the number of cellular users. Depreciation and amortization was 3.3% lower due to lower depreciable assets, as the rate of our investment has slowed and an increased proportion of our assets has fully depreciated.

          Comprehensive Financing Cost

          For the first nine months of 2003, comprehensive financing cost was Ps.2,798 million compared to Ps.5,766 million for the same period in 2002. Interest income increased by 215.9% primarily due to an unrealized gain of Ps.1,697 million on our investment in bonds of MCI, Inc. (MCI). Interest expense decreased by 11.0% principally because in the first nine months of 2002 we recognized a charge of Ps.216 million under our swap contracts and had an unrealized loss of Ps.1,247 million on marketable securities (including unrealized losses of Ps.115 million on MCI bonds and Ps.670 million on MCI shares), while in the first nine months of 2003, as a result of a decrease in average interest rates, we recognized a charge of Ps.293 million under our swap contracts and an additional charge of Ps.947 million related to our replacement of peso-denominated interest-rate swaps for swaps with more attractive terms. We recognized a lower exchange rate loss, as the peso depreciated less against the U.S. dollar during the nine-month period. The net gain from monetary position was 50.9% lower than in the same period in 2002 due to lower inflation and a smaller net monetary position.

          Income Tax and Employee Profit Sharing

          The combined rate of provisions for income tax and employee profit-sharing in the first nine months of 2003 was 35.0%, compared to 40.2% for the full year 2002. The reduction in the rate resulted mainly from increased deductible contributions made to our pension plan.

Share Purchase Program

          We have continued our share purchase program. In 2002, we purchased
386.4 million L shares for an aggregate consideration of Ps.6,326 million and
1.4 million A shares for Ps.21 million. The shares purchased in 2002 decreased our capital stock by Ps.620 million and retained earnings by Ps.5,727 million. In 2003 through November 9, we purchased 553.4 million L shares for an aggregate consideration of Ps.9,191 million and 3.6 million A shares for Ps.61 million. As of November 9, 2003, our share purchases in 2003 have decreased our capital stock by Ps.909 million and retained earnings by Ps.8,343 million.

Pension Funding

          In 2003, we are making tax-deductible additional contributions to the Telmex pension fund, based on changes in the actuarial value of our future pension obligations. We contributed Ps.4.0 billion in cash in January 2003, and we plan to contribute Ps.3.7 billion in cash in December 2003. We are not required to make these contributions, but we are permitted to deduct them for tax purposes when certain actuarial and legal conditions are met. We currently expect such additional contributions in 2004 to be at a lower level than in 2003.

Capital Expenditures

          Our capital expenditures were Ps.4,669 million in the first nine months of 2003, and we anticipate that our total capital expenditures for 2003 will be consistent with or slightly lower than the budgeted U.S.$1.1 billion. For 2004, we anticipate that our capital expenditures will be approximately U.S.$1.5 billion. Our budgeted amount excludes any other investments we may make in other companies. For subsequent years, our capital expenditures will depend on the state of the Mexican economy and market conditions.

Rates

          In August 2003, we announced that we would not increase rates for any of our services during 2004.

Indebtedness

          In 2003, we have sought to reduce our indebtedness and use swaps to manage the profile of our outstanding debt. At September 30, 2003, we had total indebtedness of Ps.59,553 million representing a decrease of 10.0% compared to December 31, 2002. This decrease is due to the prepayment of approximately U.S.$727 million in outstanding debt, the repurchase of U.S.$190 million of our convertible debentures and the repayment of approximately Ps.3,915 million in maturing debt in 2003. At September 30, 2003, foreign currency-denominated debt comprised 82.3% of our total indebtedness and hedging instruments covered U.S.$880 million of our total indebtedness. From September 30 to November 9, 2003, our long-term debt increased by approximately Ps.1,600 million due to new debt incurred in connection with investment in our plant.

          Our long-term debt further increased in November upon the sale of an aggregate principal amount of U.S.$1 billion in senior notes due in 2008 bearing interest at 4.50%. The senior notes were sold pursuant to a private placement that closed on November 19, 2003. We intend to use the proceeds of the senior notes for general corporate purposes, including funding working capital and capital expenditures, contributing to the Telmex pension fund and repaying maturing debt.

          Included in our foreign-denominated indebtedness are convertible debentures that bear interest at 4.25% and mature in June 2004. During the third quarter of 2003, we repurchased a total of U.S.$190 million of these convertible debentures in the open market. We also purchased U.S.$1.2 million of additional debentures in a tender offer that expired on November 6, 2003 for a total of approximately U.S.$1.3 million. As a result, the outstanding principal amount of debentures is U.S.$809 million. We may continue to repurchase the debentures in the future if they can be purchased at attractive prices. The conversion price of the debentures is U.S.$29.5762 per L Share American Depositary Share (or
ADS), and the ADSs have regularly traded above that price in recent months.

Acquisition of AT&T Latin America

          We have agreed to purchase substantially all of the assets of AT&T Latin America Corp., which is a provider of telecommunications services to corporate customers in Argentina, Brazil, Chile, Colombia and Peru. AT&T Latin America is in reorganization under Chapter 11 of the U.S. Bankruptcy Code, and the bankruptcy court approved the sale on November 3, 2003. Subject to certain contractual adjustments, the purchase price is U.S.$171 million in cash, and we will assume U.S.$36 million of indebtedness. The transaction is subject to the satisfaction of conditions precedent and the receipt of regulatory approvals, and is expected to close during the first quarter of 2004.

Certain Investments

          We have invested in equity securities and several series of bonds issued by MCI, a U.S.-based telecommunications company that is in Chapter 11 proceedings under the U.S. Bankruptcy Code. As of September 30, 2003, we held approximately U.S.$1,759 million in face amount of the bonds, with a market value of approximately U.S.$580 million at such date. On October 31, 2003, the bankruptcy court approved a plan of reorganization for MCI. Under the plan, we expect to receive common stock of MCI in exchange for our bonds. The amount of stock we receive will depend on a number of factors, including the amount of other valid claims and the elections made by other creditors. Based on our current holdings, and assuming that the plan of reorganization does not change, we estimate that if the reorganization were implemented today, we would receive an amount of common stock equal to approximately 7% of the total common stock of MCI.

                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           TELEFONOS DE MEXICO, S.A. DE C.V.



Date:  November 21, 2003                   By: /s/ Adolfo Cerezo Perez
                                               -----------------------
                                           Name:  Adolfo Cerezo Perez
                                           Title: Chief Financial Officer